EXHIBIT 11

Dassault Systemes Group
CODE OF ETHICS

Purpose

The Code aims at providing for standards to promote the values and ethics of the Company, and to deter wrongdoings.

Definitions

"Signing Officers” are the CEO and Executive Vice Presidents of Dassault Systèmes (which include the CFO), the Controller, the internal audit director and the group accounting and consolidation manager of Dassault Systèmes, and the CEOs and CFOs of the main DS Group companies.

"Code” means this code of ethics.

"Company” means Dassault Systèmes, a French company listed on Euronext Paris and NASDAQ.

"DS Group” means Dassault Systèmes and all companies controlled (over 50%) directly or indirectly by Dassault Systèmes.

"DS Group company(ies)” means any companies controlled (over 50%) directly or indirectly by Dassault Systèmes

     DS is doing business internationally, in a fast and multicultural environment. Dassault Systèmes, the parent company of the DS Group is listed both on the Euronext Paris and NASDAQ; as such, it has to comply with securities regulations applicable in the United States and in France. Therefore it is necessary to outline to the Signing Officers the main ethical principles of the DS Group in order to share a common understanding and acceptance of these principles.

     Each of the Signing Officers agrees to adhere to and advocate for the following principles and responsibilities governing professional and ethical conduct for their dealing and relationships in relation to Dassault Systèmes and DS Group:

☐	To act with honesty and integrity, including in the handling of actual or apparent conflicts of interest

☐	To avoid conflicts of interests, and to disclose to the Chief Legal Officer any material transactions or relationship that reasonably could be expected to give rise to such a conflict

☐	To act in good faith, with due care, competence and diligence

☐	Not to misrepresent material facts or allow misrepresentation of material facts

☐	To provide information for disclosure or within any information process, that is accurate, complete, objective, relevant, timely and understandable

☐	To share knowledge and maintain skills relevant to their functions

☐	To proactively promote ethical behavior in the work environment, and to report promptly to the Chief Legal Officer violations, or concerns about the potential for violations of the Code

☐	To achieve responsible use and control of resources and assets of DS Group

☐	To comply with applicable governmental laws, rules and regulations as well as the rules and procedures of the DS Group, including without limitations, the ones related to the collection, control and disclosure of financial, technical and business information.

Publication

The Code is filed with the SEC as an exhibit to Dassault Systèmes 20F for 2003. Any amendment to the Code will be published in the same manner and would be disclosed in the next 20F.

List of the Signing Officers, as of February 15, 2004

Principal executive officers of the Company: CEO, Executive Vice Presidents

Bernard Charlès	Thibault de Tersant
Dominique Florack	Bruno Latchague
Etienne Droit	Philippe Forestier
Muriel Penicaud

Controller, Group Accounting and Consolidation Manager and internal auditor of the Company

Frédéric Dunod — Group Accounting and Consolidation Manager
Nathalie Paté — Internal Audit Director
Sophie de Roux — Controller

CEOs, General Managers, President and CFOs of the main DS Group companies

Joel Lemke	Tom Emmrich
Marcelo Lemos	Horace Bill
Mike Payne	John Benger
Philippe Charlès	Ludovic Monchal
John McEleney	Joe Esposito
Bruce Van Nuss	Xavier Hermen
Christian Nardin	Jean-Michel Ferrer
Avinoam Nowogrodski	Jacob Weiss